UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Universal Bioenergy, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

91337M104
(CUSIP Number)

Vince M. Guest
President and Chief Executive Officer
Universal Bioenergy, Inc.
19800 MacArthur Blvd., Suite 300
Irvine, California 92612
888-263-2009
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

(1)	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Solomon RC Ali

(2)	Check the Appropriate Box if a	(A)	☐
	Member of a Group (See Instructions)	(B)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure Of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)

(6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power
Beneficially	3,560,000
Owned by Each
Reporting Person	(8)	Shared Voting Power
With	0

	(9)	Sole Dispositive Power
	3,560,000

	(10)	Shared Dispositive Power
	0

(11)	Aggregate Amount Beneficially Owned By Each Reporting
Person 3,560,000

(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)
7.8%

(14)	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to common stock with a par value $0.001, of Universal Bioenergy Inc., (the “Issuer”). The principal executive offices of the Issuer are located at 19800 MacArthur Blvd., Suite 300, Irvine, California 92612.

Item 2. Identity and Background

(a) The name of the person filing this Statement is Solomon RC Ali.

(b) The business address of Solomon RC Ali is 19800 MacArthur Blvd., Suite 300, Irvine, California 92612.

(c) Solomon RC Ali is the Vice President of Universal Bioenergy, Inc.

(d) Solomon RC Ali, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Solomon RC Ali, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Solomon RC Ali is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration

On April 14, 2010, Solomon RC Ali was granted an additional 1,360,000 shares of common stock of Universal Bioenergy Inc, in accordance with his employment agreement with Universal Bioenergy Inc. These shares are directly owned by Solomon RC Ali, for which Solomon RC Ali exercises voting and dispositive control.

Item 4. Purpose of Transaction

Solomon RC Ali acquired the shares in connection with his employment agreement with Universal Bioenergy Inc.

As of the date of this Schedule 13D, Solomon RC Ali has no plans or proposals which relate to or would result in any of the following actions:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Solomon RC Ali beneficially owns 3,560,000 shares of common stock, or 7.8% of the outstanding common stock. These shares are directly owned by Solomon RC Ali.

(b) Solomon RC Ali has sole voting and dispositive power with respect to 3,560,00 shares of common stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

There are no materials required to be filed as exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2010

Signature: /s/ Solomon RC Ali

Name/Title: Solomon RC Ali – Vice President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)